Exhibit (a)(1)(J)
H.I.G. Capital Issues Statement in Response to Shareholder Letter to Matrixx Initiatives, Inc.
MIAMI — January 28, 2011 — H.I.G. Capital, LLC (“H.I.G.”), a leading global private investment firm, today announced that it has reviewed the letter addressed to the Board of Directors of Matrixx Initiatives, Inc. (Nasdaq: MTXX) (“Matrixx” or the “Company”) from BML Capital Management, LLC, dated January 25, 2011, (the “BML Letter”) regarding the pending tender offer for all of the outstanding shares of common stock of Matrixx by Wonder Holdings, Inc. (“Wonder”) and Wonder Holdings Acquisition Corp., both affiliates of H.I.G. formed for the purpose of acquiring Matrixx.
H.I.G. believes that the BML Letter is materially misleading and inconsistent with a number of material facts disclosed by the Company in the Schedule 14D-9 filed by Matrixx with the Securities and Exchange Commission on December 22, 2010, as amended from time to time (the “Schedule 14D-9”), and the Company’s other public filings and omits a number of other material facts previously disclosed by the Company.
H.I.G. urges Matrixx shareholders to compare the BML Letter with the Schedule 14D-9, which it believes provides an accurate description of the facts and allows investors to better evaluate the validity of the assumptions in the BML Letter regarding the Company.
Nothing in the BML Letter, or Matrixx’s earnings for the quarter ended December 31, 2010, provides a basis for H.I.G. to extend the offer or to increase the offer price, and accordingly H.I.G. reaffirms its cash tender offer to purchase, through its affiliates, all of the outstanding shares of common stock of Matrixx for $8.00 per share in cash, without interest and less any applicable withholding taxes. Even though Matrixx solicited 132 potentially interested strategic parties and financial sponsor firms after the settlement was announced, the Company did not receive any superior acquisition proposals during the go-shop period provided for in its previously announced merger agreement with Wonder and Wonder Holdings Acquisition Corp., and reaffirmed its recommendation that Matrixx stockholders tender their shares pursuant to the tender offer commenced by Wonder.
The tender offer is scheduled to expire at 5:00 p.m., New York City time, on January 31, 2011. The depositary for the tender offer has advised that, as of 5:00 p.m., New York City time, on January 27, 2011, approximately 353,392 shares of Matrixx common stock have been tendered and not withdrawn, representing approximately 3.7% of the outstanding shares. If a majority of Matrixx’s outstanding shares on a fully-diluted basis have not been validly tendered and not withdrawn as of the expiration time, Wonder may, in its sole discretion, allow the tender offer to expire and terminate its merger agreement with Matrixx.

About H.I.G. Capital
H.I.G. Capital is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. Based in Miami, and with offices in Atlanta, Boston, New York, and San Francisco in the U.S., as well as affiliate offices in London, Hamburg and Paris in Europe, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. H.I.G. invests in management-led buyouts and recapitalizations of profitable and well-managed service or manufacturing businesses. H.I.G. also has extensive experience with financial restructurings and operational turnarounds. Since its founding in 1993, H.I.G. has invested in and managed more than 200 companies worldwide. For more information, please refer to the H.I.G. website at www.higcapital.com.
Notice to Investors
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement on Schedule TO has been filed by Wonder Holdings Acquisition Corp. and Wonder Holdings Inc. with the Securities and Exchange Commission (the “SEC”) in connection with the offer, and the solicitation/recommendation statement on Schedule 14D-9 has been filed by Matrixx with the SEC with respect to the offer. The offer to purchase, forms of letter of transmittal and related documents and the solicitation/recommendation statement on Schedule 14D-9 have been mailed to the Company stockholders. Investors and stockholders may also obtain a free copy of these statements and other documents filed by Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. or the Company with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to D. F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 for banks and brokers or (800) 347-4750 for shareholders and all others.
Forward Looking Statements
This press release may contain “forward-looking statements”. The words “may,” “could,” should,” “would,” “believe,” anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements are subject to certain risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. These risks and uncertainties include, but are not limited to, uncertainties as to whether the conditions to the tender offer will be satisfied or waived and as to whether the tender offer and the merger will be ultimately consummated, as well as the risks and uncertainties that are discussed in documents filed with the SEC by the Company as well as in the tender offer documents that have been filed by Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. and in the solicitation/recommendation statement that has been filed by the Company. H.I.G. does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.